

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 25, 2016

<u>Via E-mail</u>
Peter Bloch
Chief Executive Officer
Bionik Laboratories Corp.
483 Bay Street, N105
Toronto, Ontario M5G 2C9

> **Re:** **Bionik Laboratories Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 4, 2016**
> **File No. 333-207581**

Dear Mr. Bloch:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 20, 2015 letter.

<u>Liquidity and Capital Resources, page 22</u>

1. Please expand your disclosure to include the bridge loan and security agreements between you and Motion Technologies Inc.

<u>Product Pipeline, page 28</u>

2. We note your revised disclosure that you plan to begin clinical tests in 2016. Please clarify whether those tests will be part of your regulatory approval process and the clinical trial protocols that you refer to on page 31 and what additional steps you will need to take to commence or complete the regulatory approval process in the jurisdictions

you have indicated. We also see that you no longer disclose that you expect to finalize the initial manufacturing of your generation 2 ARKE product in the fourth quarter of 2015. If there are any risks associated with manufacturing your ARKE products so that they will be ready for the planned clinical tests in 2016 please include appropriate disclosure here and in your risk factors.

Executive Compensation, page 40

3.   Please update the disclosure required by Regulation S-K Item 402 to include information for the year ended December 31, 2015. For additional guidance, see the Division of Corporation Finance´s Regulation S-K Compliance and Disclosure Interpretation 217.11 available on the Commission´s website.

Financial Statements of Bionik Laboratories Inc., page F-2

4.   We note in response to prior comment 18 you have not made any revisions. In order to reflect the change in capitalization of your transaction, we believe you should recast earnings per share for all historical periods to reflect the exchange ratio of your transaction, and make corresponding changes to the Statements of Changes in Shareholders' Equity. Please revise accordingly.

Item 15. Recent Sales of Unregistered Securities, page II-2

5.   Please update your disclosure under this Item to include the sale of the warrants and common shares that are described in Note 13 on page F-35.

        You may contact Michael Fay at (202) 551-3812 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller, staff attorney, at (202) 551-3635 or me at (202) 551-3528 with any other questions.

                                        Sincerely,

                                        /s/ Amanda Ravitz

                                        Amanda Ravitz
                                        Assistant Director
                                        Office of Electronics and Machinery

cc: Stephen Fox, Esq.
        Ruskin Moscou Faltischek, P.C.